UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                           For the month of June 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   [X]              Form 40-F   [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]                    No   [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-________


         This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


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                                                        [SANOFI-SYNTHELABO LOGO]



[GRAPHIC] Investor Relations



               SANOFI-SYNTHELABO AND PFIZER CONCLUDE AN AGREEMENT
                   ON THE DIVESTMENT OF CAMPTO(R) (IRINOTECAN)
                           CONDITIONAL UPON COMPLETION
                    OF SANOFI-SYNTHELABO'S OFFER FOR AVENTIS


PARIS, JUNE 25, 2004 - Sanofi-Synthelabo announced today that it has signed an agreement with Pfizer Inc. regarding the divestment of Aventis' interests in Campto(R) (irinotecan) in response to requests made by the competition authorities.

Subject to the consent of the US Federal Trade Commission and the success of Sanofi-Synthelabo's offer for Aventis, Pfizer will take over key clinical studies for Campto(R) that are currently conducted by Aventis, together with certain patents and other assets pertaining to territories where Pfizer currently markets irinotecan, including the United States. Pfizer will further, subject to certain conditions including clearance by European competition authority, acquire all other assets relating to Campto(R) held by Aventis.

The consideration for the whole transaction is of $ 620 million and includes some milestone payments for the registration of future indications.

Campto(R) (irinotecan) is indicated for treatment of advanced colorectal cancer in combination with 5-fluorouracil (FU) and folinic acid (FA) in first-line treatment as well as monotherapy in second-line treatment. Several Phase III studies are underway or have recently been completed to evaluate the use of Campto(R) in adjuvant chemotherapy in colorectal cancer, advanced gastric cancer, small cell lung cancer, and non-small-cell lung cancer.

Aventis markets Campto(R), which was first launched in 1995 under a license from Yakult Honsha Company Limited, primarily in Europe, Asia and Africa. In 2003, Aventis' sales of Campto(R) reached (euro) 264 million.




In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the AUTORITE DES MARCHES FINANCIERS (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.



INVESTOR RELATIONS DEPARTMENT
Philippe Goupit          Director of Investor Relations
Arnaud Delepine          Investor Relations Europe
Sanjay Gupta             Investor Relations US
Anne d'Halluin-Sulzer    Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
EUROPE                           US
TEL: + 33 1 53 77 45 45          TEL.:  +1 212 551 40 18
FAX: + 33 1 53 77 42 96          FAX:   +1 646 487 40 18

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: June 25, 2004                  SANOFI-SYNTHELABO


                                      By:       /s/ Marie-Helene Laimay
                                           -------------------------------------
                                           Name:    Marie-Helene Laimay
                                           Title:   Senior Vice President and
                                                    Chief Financial Officer